                           OFFER TO PURCHASE FOR CASH
                                       BY
                          THE WASHINGTON POST COMPANY
                                   FOR UP TO
                   500,000 SHARES OF ITS CLASS B COMMON STOCK
                                       AT
                               $575 NET PER SHARE


THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, DECEMBER 10, 1999, UNLESS THE OFFER IS EXTENDED.

The Washington Post Company, a Delaware corporation (the "Company"), is offering to purchase up to 500,000 shares of its Class B Common Stock, par value $1.00 per share ("Shares"), at a price of $575 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), including the proration provisions described herein. The Company reserves the right, in its sole discretion but subject to any applicable legal requirements, to purchase more than 500,000 Shares pursuant to the Offer.


THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

                            ----------------------

The Shares are listed and traded on the New York Stock Exchange (the "NYSE"). On November 8, 1999, the last full trading day before the announcement of the terms of the Offer, the reported closing sales price of the Shares on the NYSE Composite Tape was $531 per Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

                            ----------------------

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE COMPANY HAS BEEN INFORMED THAT ITS CONTROLLING SHAREHOLDERS DO NOT INTEND TO TENDER ANY SHARES PURSUANT TO THE OFFER. THE COMPANY HAS ALSO BEEN INFORMED THAT CERTAIN OF ITS OFFICERS AND CERTAIN TRUSTS OF WHICH CERTAIN DIRECTORS ARE TRUSTEES MAY TENDER SHARES PURSUANT TO THE OFFER.


                            ----------------------


                      THE DEALER MANAGER FOR THE OFFER IS:
                             [ALLEN & COMPANY LOGO]


November 10, 1999

                                   IMPORTANT

Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other documents required by the Letter of Transmittal to First Chicago Trust Company of New York, the depositary for the Offer (the "Depositary"), and either mail or deliver the certificates for such Shares to the Depositary along with all such other documents or follow the procedure for book-entry transfer set forth in Section 3, or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A SHAREHOLDER HAVING SHARES REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF SUCH SHAREHOLDER DESIRES TO TENDER SUCH SHARES.

SHAREHOLDERS MUST PROPERLY COMPLETE THE LETTER OF TRANSMITTAL IN ORDER TO EFFECT A VALID TENDER OF THEIR SHARES.

A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available (or who cannot follow the procedure for book-entry transfer on a timely basis) or who cannot transmit the Letter of Transmittal and all other required documents to the Depositary before the Expiration Date (as defined in Section 1) should tender such Shares by following the procedure for guaranteed delivery set forth in Section 3.

                            ----------------------


Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                            ----------------------


NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

SECTION                                                                                         PAGE
-------                                                                                         ----
Introduction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1
The Offer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3
    1.   Number of Shares; Proration; Extension of the Offer  . . . . . . . . . . . . . . . .     3
    2.   Tenders by Holders of Fewer than 100 Shares  . . . . . . . . . . . . . . . . . . . .     4
    3.   Procedure for Tendering Shares . . . . . . . . . . . . . . . . . . . . . . . . . . .     5
             Proper Tender of Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5
             Signature Guarantees and Methods of Delivery . . . . . . . . . . . . . . . . . .     5
             Book-Entry Delivery  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6
             Guaranteed Delivery  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6
             Determination of Validity; Rejection of Shares; Waiver of Defects;
             No Obligation to Give Notice of Defects  . . . . . . . . . . . . . . . . . . . .     7
             Backup Federal Income Tax Withholding  . . . . . . . . . . . . . . . . . . . . .     7
             401(k) Savings Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7
   4.        Withdrawal Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8
   5.        Acceptance for Payment of Shares and Payment of Purchase Price . . . . . . . . .     8
   6.        Certain Conditions of the Offer  . . . . . . . . . . . . . . . . . . . . . . . .    10
   7.        Price Range of Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    12
   8.        Purpose of the Offer; Certain Effects of the Offer . . . . . . . . . . . . . . .    12
   9.        Certain Information Concerning the Company . . . . . . . . . . . . . . . . . . .    14
                 The Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14
                 Summary Historical Consolidated Financial Information  . . . . . . . . . . .    14
                 Pro Forma Consolidated Financial Information (Unaudited) . . . . . . . . . .    17
                 Additional Information . . . . . . . . . . . . . . . . . . . . . . . . . . .    21
   10.       Source and Amount of Funds . . . . . . . . . . . . . . . . . . . . . . . . . . .    21
   11.       Certain Federal Income Tax Considerations  . . . . . . . . . . . . . . . . . . .    21
                 Gain or Loss Recognition . . . . . . . . . . . . . . . . . . . . . . . . . .    22
                 Backup Withholding . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    23
                 Foreign Shareholder Withholding  . . . . . . . . . . . . . . . . . . . . . .    23
                 State, Local and Foreign Taxes . . . . . . . . . . . . . . . . . . . . . . .    23
   12.       Transactions and Arrangements Concerning the Shares  . . . . . . . . . . . . . .    23
   13.       Certain Legal Matters; Regulatory and Foreign Approvals  . . . . . . . . . . . .    24
   14.       401(k) Savings Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    25
   15.       Extension of Tender Period; Termination; Amendments  . . . . . . . . . . . . . .    25
   16.       Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    26
   17.       Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    27

To the Holders of Class B Common Stock of
The Washington Post Company:

                                  INTRODUCTION

The Washington Post Company, a Delaware corporation (the "Company"), is offering to purchase up to 500,000 shares of its Class B Common Stock, par value $1.00 per share ("Shares"), at a price of $575 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). The Company reserves the right, in its sole discretion, to purchase more than 500,000 Shares pursuant to the Offer.

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

The Board of Directors believes that the Company's financial position, outlook and current market conditions make this an attractive time for the Company to repurchase a portion of the outstanding Shares. In the view of the Board of Directors, the Offer represents an acceleration of the Company's existing share repurchase program.

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS (THE "BOARD") MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

Donald E. Graham and Katharine Graham, Chairman of the Board and Chairman of the Executive Committee of the Board, respectively, together control the vote of an aggregate of 60.2% of the Company's Class A Common Stock (which is entitled to elect 70% of the Company's Board) and own 463,740 Shares in the aggregate. Mr. Graham and Mrs. Graham have each informed the Company that neither of them intends to tender any Shares pursuant to the Offer. Mr. Alan Spoon, President and Chief Operating Officer of the Company, who owns 7,866 Shares, has advised the Company that he intends to exercise two options granted in 1991 and expiring in 2001, covering an aggregate of 60,000 Shares with exercise prices of $222 and $318.50, and he then intends to sell a portion of such Shares in open market transactions to pay for the exercise price and related withholding taxes; he has also advised the Company that he may tender option Shares pursuant to the Offer. Mr. John Morse, Jr., Vice President--Finance and Chief Financial Officer of the Company, who owns 1,365 Shares, has advised the Company that he intends to exercise an option granted in 1990 and expiring in 2000, covering 1,500 Shares with an exercise price of $205.50, and he then intends to sell a portion of such Shares in open market transactions to pay for the exercise price and related withholding taxes; he has also advised the Company that he may tender option Shares pursuant to the Offer. The other two executive officers of the Company, who collectively own 4,466 Shares have advised the Company that they may be exercising stock options covering 2,000 Shares and tendering option Shares pursuant to the Offer. The Company's other directors have advised the Company that they do not intend to tender any Shares owned by them pursuant to the Offer. In addition, the Company has also been advised that Shares held by certain trusts of which certain directors are trustees may be tendered pursuant to the Offer, including Shares held by certain Graham family trusts and Shares owned by the Philip L. Graham Fund, a charitable trust.

As of October 31, 1999, there were 8,305,323 Shares outstanding. Pursuant to the Company's Long-Term Incentive Compensation Plan (the "Incentive Plan"), as of October 31, 1999, an additional 31,792 Shares were subject to outstanding awards. Pursuant to the Company's Employee Stock Option Plan (the "Option Plan") as of October 31, 1999, 156,475 Shares were subject to currently exercisable options. In addition, the Company has outstanding 1,739,250 Class A Common Shares, each of which is convertible into one Share.

Accordingly, the 500,000 Shares which the Company is offering to purchase in the Offer represent approximately 6% of the Shares outstanding as of October 31, 1999, and approximately 5% of the sum of the Shares then outstanding and all Shares which may be issued upon exercise of outstanding awards, options and rights to convert as of such date (including the rights of the holders of the Class A Common Stock to convert such stock into Shares). Holders of awards, options and rights to convert would have to exercise such awards, options or rights and convert them irrevocably into Shares in order to tender such Shares pursuant to the Offer.

Neither the Company nor the Board makes any recommendation to any holder of awards, options or rights to convert as to whether to exercise any or all such options, warrants or rights or to tender any or all Shares issuable upon such exercise.

If before the Expiration Date (as defined in Section 1), more than 500,000 Shares, or such greater number of Shares as the Company may decide to purchase, are validly tendered and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, accept Shares for purchase, first, from all Shares properly tendered by any Odd Lot Holder (as defined in Section 1) who tenders all Shares beneficially owned by such Odd Lot Holder and complies with the requirements set forth in Section 2 and then, on a pro rata basis, from all other Shares validly tendered and not withdrawn. See Sections 1 and
2. All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay all reasonable charges and expenses incurred by Allen & Company Incorporated ("Allen & Company"), which has been appointed as the dealer manager (the "Dealer Manager"), First Chicago Trust Company of New York ("First Chicago"), which has been appointed as the depositary (the "Depositary") and Corporate Investor Communications, Inc., which has been appointed the information agent (the "Information Agent") for the Offer. See
Section 16.

The Shares are listed and traded on the New York Stock Exchange (the "NYSE"). On November 8, 1999, the last full trading day before the announcement of the terms of the Offer, the reported closing sales price on the NYSE Composite Tape was $531 per Share. See Section 7. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

                                   THE OFFER

1.  NUMBER OF SHARES; PRORATION; EXTENSION OF THE OFFER

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and will thereby purchase) up to 500,000 Shares or such lesser number of Shares as are properly tendered (and not withdrawn in accordance with Section 4) before the Expiration Date at a price of $575 per Share (the "Purchase Price"). The term "Expiration Date" means 5 p.m., New York City time, on Friday, December 10, 1999, unless and until the Company, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. For a description of the Company's rights to extend the period of time during which the Offer is open and to delay, terminate or amend the Offer, see Section
15. See also Section 6. Subject to the purchase of Shares validly tendered and not withdrawn by Odd Lot Holders as set forth in Section 2, if the Offer is oversubscribed, Shares tendered before the Expiration Date will be subject to proration. The proration period also expires on the Expiration Date.

The Company reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 15. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

All Shares purchased pursuant to the Offer will be purchased at the Purchase Price, net to the seller in cash. If (a) the Company (i) increases or decreases the price to be paid for Shares or the Dealer Manager's solicitation fee, (ii) increases the number of Shares being sought and any such increase exceeds 2% of the outstanding Shares or (iii) decreases the number of Shares being sought, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended until the expiration of such ten business day period. For the purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable (which, in the event of proration, is expected to be approximately 12 NYSE trading days) following the Expiration Date.

If the number of Shares validly tendered and not withdrawn before the Expiration Date is less than or equal to 500,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will purchase at the Purchase Price all Shares so tendered and not withdrawn.

If the number of Shares validly tendered and not withdrawn before the Expiration Date is greater than 500,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will accept Shares for purchase in the following order of priority:

(a) first, all Shares (excluding Shares attributable to individual accounts under the Company's 401(k) Savings Plans) validly tendered and not withdrawn before the Expiration Date by any shareholder who beneficially owned as of the close of business on November 8, 1999, and who continues to own beneficially until the Expiration Date, an aggregate of fewer than 100 Shares (each an "Odd Lot Holder") who:

    (1) tenders all Shares (excluding Shares attributable to individual accounts under the Company's 401(k) Savings Plans) beneficially owned by such Odd Lot Holder (partial tenders will not qualify for this preference); and

    (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

(b) then, after purchase of all the foregoing Shares, all other Shares validly tendered and not withdrawn before the Expiration Date on a pro rata basis, if necessary (with adjustments to avoid purchases of fractional Shares).

In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Proration for each shareholder tendering Shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such shareholder to the total number of Shares tendered by all shareholders, other than Odd Lot Holders. Although the Company does not expect that it will be able to announce the final proration factor until approximately seven NYSE trading days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers or financial advisors.

As described in Section 11, the number of Shares that the Company will purchase from a shareholder may affect the United States federal income tax consequences to the shareholder of such purchase and therefore may be relevant to a shareholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration. Confirmation of a shareholder's designation will be made by a notation by the Depositary on the check for the Purchase Price received by the shareholder.

2.  TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares validly tendered and not withdrawn before the Expiration Date by or on behalf of Odd Lot Holders. See
Section 1. To avoid proration, however, an Odd Lot Holder must validly tender all Shares (excluding Shares attributable to individual accounts under the 401(k) Savings Plans) that such Odd Lot Holder beneficially owns. Partial tenders will not qualify for this preference. This preference is not available to owners of 100 or more Shares in the aggregate even if such owners have separate stock certificates for fewer than 100 Shares. Any Odd Lot Holder wishing to tender all Shares (excluding Shares attributable to individual accounts under the

401(k) Savings Plans) beneficially owned by such Odd Lot Holder pursuant to the Offer and qualify for this preference must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. See Section 3.

The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any shareholder who tendered all Shares beneficially owned and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase in the Offer by the number of Shares purchased through the exercise of such right.

3.  PROCEDURE FOR TENDERING SHARES

PROPER TENDER OF SHARES.  For Shares to be validly tendered pursuant to the
Offer:

    (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a facsimile copy thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; or

    (b) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

A tender of Shares pursuant to any of the procedures described above will constitute the tendering shareholder's representation and warranty to the Company that (a) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the "Exchange Act"), and (b) the tender of such Shares complies with Rule 14e-4.
It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (ii) will deliver or will cause to be delivered such Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and conditions of the Offer.

SIGNATURE GUARANTEES AND METHODS OF DELIVERY. No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered owner of the Shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the owner of the Shares) tendered therewith, and payment and delivery are to be made directly to such registered owner at such owner's address shown on the records of the Company, or (2) Shares are tendered for the account of a financial institution (including most banks, savings and loan associations, and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each such entity being hereinafter referred to as an "Eligible Institution").

IN ALL OTHER CASES, ALL SIGNATURES ON THE LETTER OF TRANSMITTAL MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION. SEE INSTRUCTION 1 OF THE LETTER OF TRANSMITTAL.

If a certificate representing Shares is registered in the name of a person other than the person signing a Letter of Transmittal, or if payment is to be made, or certificates for Shares not purchased or tendered are to be issued, to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered owner appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING STOCK CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.


BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees and other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's stock certificates are not immediately available (or the procedure for book-entry transfer cannot be followed on a timely basis) or time will not permit the Letter of Transmittal and all other required documents to reach the Depositary before the Expiration Date, such Shares may nevertheless be tendered provided that all the following conditions are satisfied:

    (a)  such tender is made by or through an Eligible Institution;

    (b) the Depositary receives (by hand, mail or facsimile transmission) before the Expiration Date, a properly completed and duly executed Notice of Guaranteed

         Delivery substantially in the form the Company has provided with this Offer to Purchase; and

    (c) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the right to waive any of the conditions of the Offer (except as otherwise provided in Section 6) and any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed properly made until all defects or irregularities have been cured or waived. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

BACKUP FEDERAL INCOME TAX WITHHOLDING. Unless an exemption applies under the applicable law concerning "backup withholding" of United States federal income tax, the Depositary will be required to withhold, and will withhold and remit to the United States Treasury, 31% of the gross proceeds otherwise payable to a shareholder (or other payee) pursuant to the Offer unless the shareholder (or other payee) provides such person's tax identification number (social security number or employer identification number) and certifies, under penalties of perjury, that such number is correct and that such person is not subject to backup withholding. Each tendering shareholder should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Depositary. Certain shareholders, including, among others, all corporations and certain foreign shareholders, in addition to foreign corporations, are not subject to these backup withholding and reporting requirements. Noncorporate foreign shareholders generally should complete and sign a Form W-8 or W-8BEN, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 10 of the Letter of Transmittal.

For a discussion of certain other Federal income tax consequences of the Offer, see Section 11.

401(k) SAVINGS PLANS. Participants in the 401(k) Savings Plans of The Washington Post Company ("401(k) Savings Plans") who wish to have the trustee of the 401(k) Savings Plans tender Shares allocable to their accounts should so indicate by completing, executing and returning to the trustee the instruction form included in the notice sent to such participants by the deadline specified in such instruction form. Participants in the

401(k) Savings Plans may not use the Letter of Transmittal to direct the trustee to tender Shares allocable to such shareholders' accounts but must use the separate instruction form sent to them. Under ERISA, the trustee may be obligated to take action and make an independent decision irrespective of directions given by participants. Accordingly, although instructions from participants are being solicited for the trustee's information and will be given due consideration by it, the trustee is not bound under ERISA by such instructions and thus may tender Shares or may not tender Shares, as the case may be, contrary to such designations. Directions as to the subsequent reinvestment of the proceeds from the tendered Shares will be followed by the Trustee. PARTICIPANTS IN THE 401(k) SAVINGS PLANS ARE URGED TO READ THE SEPARATE INSTRUCTION FORMS AND RELATED MATERIALS SENT TO THEM CAREFULLY. SEE
SECTION 14.

4.   WITHDRAWAL RIGHTS

Except as otherwise provided in this Section 4, a tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by the Company, after 12:00 midnight, New York City time, on January 10, 2000.

For a withdrawal to be effective, the Depositary must timely receive (at one of its addresses set forth on the back cover of this Offer to Purchase) a written or facsimile transmission notice of withdrawal. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from the name of the person who tendered the Shares, the name of the registered owner of such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been delivered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. A withdrawal of a tender may not be rescinded and Shares properly withdrawn shall thereafter be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares, however, may be retendered before the Expiration Date by again following one of the procedures described in Section 3.

5.   ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

Upon the terms and subject to the conditions of the Offer, as soon as practicable after the Expiration Date, the Company will purchase and pay the Purchase Price for 500,000 Shares (subject to increase or decrease as provided in Sections 1 and 15) or such lesser number of Shares as are properly tendered and not withdrawn as permitted in Section 4. For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased), subject to proration, Shares which are tendered and not withdrawn when, as and if the Company gives oral or written notice to the Depositary of the Company's acceptance of such Shares for payment pursuant to the Offer.

In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Although the Company does not expect that it will be able to announce the final proration factor until approximately seven NYSE trading days after the Expiration Date, it will announce the preliminary results of proration by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers or financial advisors. Certificates for all Shares not purchased pursuant to the Offer will be returned to the tendering shareholders (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) at the Company's expense as promptly as practicable (which, in the event of proration, is expected to be approximately 12 NYSE trading days following the Expiration Date).

Payment for Shares purchased pursuant to the Offer will be made by the Company by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation by the Book-Entry Transfer Facility of book-entry transfer of such Shares to the Depositary), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees and any other required documents. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE COMPANY, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

The Company will pay any stock transfer taxes with respect to the transfer and sale of Shares to it or to its order pursuant to the Offer. If, however, payment is to be made to, or certificates for Shares not purchased or tendered are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or an exemption therefrom is submitted. See Instruction 6 of the Letter of Transmittal.

ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A NONCORPORATE FOREIGN SHAREHOLDER, A FORM W-8 OR W-8BEN, WHICH MAY BE OBTAINED FROM THE DEPOSITARY) MAY BE SUBJECT TO FEDERAL BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS TO BE PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTIONS 3 AND 11.

6.  CERTAIN CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Company's right to extend, amend or terminate the Offer as set forth in Section 15, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if, at any time on or after November 10, 1999 and before acceptance for payment of or payment for any such Shares, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's sole judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by the Company, makes it advisable to proceed with the Offer or the acceptance for payment:

    (a) there shall have been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which (i) challenges or seeks to make illegal, or to delay or otherwise restrain, prohibit or otherwise affect the making of the Offer or the acquisition of Shares pursuant to the Offer, or otherwise, directly or indirectly, relates in any manner to the Offer; or (ii) could, in the Company's sole judgment, materially affect the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

    (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which, in the Company's sole judgment, would or might directly or indirectly result in any of the consequences referred to in clause (i) or (ii) of paragraph (a) above;

    (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company, might affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally in the United States;
         (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or the trading in the Shares; (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the sole judgment of the Company, a material escalation, acceleration or worsening thereof; or (viii) any decline in either the Dow Jones Industrial Average (10,718.85 at the close of business on November 8, 1999) or the Standard and Poor's Index of 500 Industrial Companies (1377.01 at the close of business on November 8, 1999) by an amount in excess of 10% measured from the close of business on November 8, 1999;

    (d) any tender or exchange offer with respect to the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person or entity;

    (e) any change shall occur or be threatened in the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which, in the sole judgment of the Company, is or may be material to the Company or affects the anticipated benefits to the Company of acquiring Shares pursuant to the Offer;

    (f) (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than a person, entity or group which had publicly disclosed such ownership in a Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission (the "SEC") prior to December 10, 1999), (ii) any new group shall have been formed which beneficially owns more than 5% of the outstanding Shares; or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart- Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities; or

    (g) there shall be a reasonable likelihood that the purchase of Shares pursuant to the Offer will cause either (i) the Shares to be held of record by less than 300 persons; or (ii) the Shares neither to be listed on any "national securities exchange" (as used in the Exchange
         Act) nor to be "authorized to be quoted on an inter-dealer quotation system of any registered national securities association" (as used in Rule 13e-3(a)(3)(ii)(B) under the Exchange Act).

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition and, except as set forth in the next sentence, any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company will not under any circumstances waive the condition set forth in paragraph (g) above. In certain cases, waiver of a condition to the Offer would require an extension of the Offer. See Section 15.

The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment by the Company regarding the inadvisability of proceeding with the acceptance for payment or payment for any tendered Shares will be final and binding on all parties.

7.  PRICE RANGE OF SHARES

The Shares (symbol WPO) are listed and traded on the NYSE. The table that follows sets forth, for the calendar quarters indicated, the reported high and low closing sales prices of the Shares on the NYSE Composite Tape:


----------------------------------------------------------------------------------------------------
                                                                        HIGH                   LOW
----------------------------------------------------------------------------------------------------
 1997:
     First Quarter                                                    $361                    $325
     Second Quarter                                                    413                     335
     Third Quarter                                                     448                     400
     Fourth Quarter                                                    491                     426


 1998:
     First Quarter                                                     540                     462
     Second Quarter                                                    576                     514
     Third Quarter                                                     606                     493
     Fourth Quarter                                                    578                     481


 1999:
     First Quarter                                                     595                     517
     Second Quarter                                                    582                     510
     Third Quarter                                                     574                     508
     Fourth Quarter (through November 8, 1999)                         536                     490
----------------------------------------------------------------------------------------------------


On November 8, 1999, the last full trading day before the announcement of the Offer, the reported closing sales price of the Shares on the NYSE Composite Tape was $531 per Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

During 1997 and 1998 and the first ten months of 1999, the Company repurchased 846,290, 41,033 and 66,318 outstanding Shares, respectively, in unsolicited transactions at prices no higher than the last sale price on the New York Stock Exchange. Not more than 5% of such repurchases consist of Shares acquired in connection with employee benefit plans with a purchase price based on a formula using the average of the closing prices for the five days prior to the repurchase.

8.  PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

The Board of Directors believes that the Company's financial position, outlook and current market conditions make this an attractive time for the Company to repurchase a portion of the outstanding Shares. In the view of the Board of Directors, the Offer represents an acceleration of the Company's existing share repurchase program.

The Board of Directors believes that the Company's purchase of Shares is an attractive investment, which will benefit the Company and its remaining shareholders. The Offer will, at the same time, afford an opportunity to those shareholders who wish to dispose of Shares to do so at a price in excess of current market prices at the date the Offer was announced without the usual transaction costs associated with market sales.

The Company believes that in light of its current business plan, it should have adequate capital after funding the maximum amount contemplated by the Offer. Accordingly, the Board believes that it is in the interest of the Company's shareholders to provide an opportunity for shareholders to sell up to 500,000 Shares at a premium to recent market prices and without the usual transaction costs associated with a market sale. The Offer will further allow qualifying Odd Lot Holders whose Shares are purchased pursuant to the Offer to avoid the payment of brokerage commissions and any applicable odd-lot discount payable on a sale of Shares in a transaction effected on a securities exchange. To the extent the purchase of Shares in the Offer results in a reduction in the number of shareholders of record, the costs to the Company for services to shareholders will be reduced.

Shareholders whose Shares are not purchased in the Offer will obtain an increase in their ownership interest in the Company and thus in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future.

NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OF OR ALL SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER, AND NEITHER THE COMPANY NOR THE BOARD HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.


Donald E. Graham and Katharine Graham, Chairman of the Board and Chairman of the Executive Committee of the Board, respectively, together control the vote of an aggregate of 60.2% of the Company's Class A Common Stock (which is entitled to elect 70% of the Company's Board) and own 463,740 Shares in the aggregate. Mr. Graham and Mrs. Graham have each informed the Company that neither of them intends to tender any Shares pursuant to the Offer. Mr. Alan Spoon, President and Chief Operating Officer of the Company, who owns 7,866 Shares, has advised the Company that he intends to exercise two options granted in 1991 and expiring in 2001, covering an aggregate of 60,000 Shares with exercise prices of $222 and $318.50, and he then intends to sell a portion of such Shares in open market transactions to pay for the exercise price and related withholding taxes; he has also advised the Company that he may tender option Shares pursuant to the Offer. Mr. John Morse, Jr., Vice President--Finance and Chief Financial Officer of the Company, who owns 1,365 Shares, has advised the Company that he intends to exercise an option granted in 1990 and expiring in 2000, covering 1,500 Shares with an exercise price of $205.50, and he then intends to sell a portion of such Shares in open market transactions to pay for the exercise price and related withholding taxes; he has also advised the Company that he may tender option Shares pursuant to the Offer. The other two executive officers of the Company, who collectively own 4,466 Shares have advised the Company that they may be exercising stock options covering 2,000 Shares and tendering option Shares pursuant to the Offer. The Company's other directors have advised the Company that they do not intend to tender any Shares owned by them pursuant to the Offer. In addition, the Company has also been advised that Shares held by certain trusts of which certain directors are trustees may be tendered pursuant to the Offer, including Shares held by certain Graham family trusts and Shares owned by the Philip L. Graham Fund, a charitable trust.

As set forth in Section 7 above, during 1997 through the first ten months of 1999, the Company purchased an aggregate of 953,641 Shares. The Company in the future may repurchase additional Shares in the open market, in private transactions, through tender offers or otherwise. Any such purchases may be on the same terms as, or on terms that are more or less favorable to shareholders than, the terms of the Offer. However, Rule 13e-4 under the Exchange Act generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, for at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

Except as required by applicable law or, if retired, the rules of any securities exchange on which Shares are listed, Shares acquired pursuant to the Offer will be retained by the Company as treasury stock, unless and until the Company determines to retires such Shares, and will be available for the Company to issue without further shareholder action, for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital or use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for issuance of the Shares repurchased pursuant to the Offer.

Certain pro forma financial effects of the purchase of 500,000 Shares pursuant to the Offer are described in Section 9.

The purchase of 500,000 Shares pursuant to the Offer will not cause the Shares to be delisted by the NYSE or deregistered under the Exchange Act. See clause
(g) of Section 6.

The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Following the repurchase of Shares pursuant to the Offer, the Shares not purchased will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.


9.  CERTAIN INFORMATION CONCERNING THE COMPANY

THE COMPANY. The Company is a diversified media organization whose principal operations consist of newspaper publishing (primarily The Washington Post newspaper), television broadcasting (through the ownership and operation of six network-affiliated television stations), the ownership and operation of cable television systems, and magazine publishing (primarily Newsweek magazine). The Company also produces news and other information products for electronic distribution and provides test preparation and related services.

The Company was incorporated in 1947 under the laws of the State of Delaware. Its executive offices are located at 1150 15th Street, NW, Washington, D.C. 20071, and its telephone number is (202) 334-6000.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION. The summary financial information for the years ended January 3, 1999 and December 28, 1997, set forth below, has been derived from and should be read in conjunction with the audited consolidated financial statements (including the related notes thereto) included in the Company's Annual Report on Form 10-K for the year ended January 3, 1999 (the "Form

10- K"), the Company's Quarterly Report on Form 10-Q for the three and nine month periods ended October 3, 1999 (the "Form 10-Q") filed as an exhibit to the Company's Issuer Tender Offer Statement on Schedule 13E-4 relating hereto. Such summary financial information is qualified in its entirety by reference to such reports and all financial statements and related notes contained therein. The Form 10-K and the Form 10-Q are available for examination, and copies are obtainable, in the manner set forth below under "Additional Information".

                          THE WASHINGTON POST COMPANY
             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                (DOLLARS IN THOUSAND, EXCEPT PER SHARE AMOUNTS)


                          INCOME STATEMENT INFORMATION


                                                                  Nine Months Ended                          Fiscal Year Ended
                                                            ----------------------------------      ------------------------------
                                                               Oct 3,              Sept 27,
                                                                1999               1998 (a)           Jan 3,             Dec 28,
                                                            (Unaudited)          (Unaudited)         1999 (b)            1997 (c)
                                                            ----------           -----------         ----------        -----------
Operating revenues

    Advertising   . . . . . . . . . . . . . . . . . .        $ 953,494             $ 928,209         $1,297,621         $1,236,877
    Circulation and subscribers   . . . . . . . . . .          431,301               402,489            547,450            519,620
    Other   . . . . . . . . . . . . . . . . . . . . .          232,376               188,296            265,289            199,756
                                                            ----------           -----------         ----------        -----------
        Total operating revenues  . . . . . . . . . .        1,617,171             1,518,994          2,110,360          1,956,253
                                                            ----------           -----------         ----------        -----------

Operating Costs and Expenses
    Operating   . . . . . . . . . . . . . . . . . . .          874,765               822,226          1,139,177          1,019,869
    Selling, general and administrative   . . . . . .          351,546               328,468            453,149            449,996
    Depreciation of property, plant and equipment   .           76,687                63,169             89,248             71,478
    Amortization of goodwill and intangibles  . . . .           43,857                35,724             49,889             33,559
                                                            ----------           -----------         ----------        -----------
        Total operating costs and expenses  . . . . .        1,346,855             1,249,587          1,731,463          1,574,902
                                                            ----------           -----------         ----------        -----------
Income from operations  . . . . . . . . . . . . . . .          270,316               269,407            378,897            381,351
Equity in (losses) earnings of affiliates   . . . . .           (1,839)               (3,143)            (5,140)             9,955
Net interest (expense) income   . . . . . . . . . . .          (18,082)               (4,012)           (10,401)             2,219
Other income, net (a)(b)(c)   . . . . . . . . . . . .           23,893               306,752            304,703             69,549
                                                            ----------           -----------         ----------        -----------
Income before income taxes  . . . . . . . . . . . . .          274,288               569,004            668,059            463,074
Provision for income taxes  . . . . . . . . . . . . .          109,500               215,500            250,800            181,500
                                                            ----------           -----------         ----------        -----------
Net income  . . . . . . . . . . . . . . . . . . . . .        $ 164,788            $  353,504         $  417,259         $  281,574
                                                            ==========           ===========         ==========        ===========



                           BALANCE SHEET INFORMATION


                                                               Oct 3,             Sept 27,
                                                                1999                1998             Jan 3,             Dec 28,
                                                            (Unaudited)         (Unaudited)           1999                1997
                                                            ----------          -----------         ----------        -----------
     Current assets. . . . . . . . . . . . . . . . .      $    379,093        $      320,403     $      404,878      $     311,858
     Property, plant and equipment, net. . . . . . .           849,521               793,126            841,062            653,750
     Total assets. . . . . . . . . . . . . . . . . .         2,841,952             2,505,426          2,729,661          2,077,317
     Current liabilities . . . . . . . . . . . . . .           415,810               728,927            389,079            608,756
     Total debt. . . . . . . . . . . . . . . . . . .           463,047               380,505            453,362            296,394
     Total liabilities . . . . . . . . . . . . . . .         1,151,359             1,022,442          1,129,685            881,296
     Redeemable preferred stock. . . . . . . . . . .            11,873                11,873             11,873             11,974
     Common shareholders' equity . . . . . . . . . .         1,678,720             1,471,111          1,588,103          1,184,074
     Working capital . . . . . . . . . . . . . . . .           (36,717)             (408,524)            15,799           (296,898)

                               OTHER INFORMATION

                                                                   Nine Months Ended                  Fiscal Year Ended
                                                        ----------------------------------    --------------------------------
                                                           Oct 3,               Sept 27,         Jan 3,             Dec 28,
                                                            1999                1998 (a)        1999 (b)            1997 (c)
                                                        ------------          ------------    ------------        ------------
     Basic Earnings Per Common Share:                         $16.25                $34.95          $41.27              $26.23

     Fully Diluted Earnings Per Common Share:                 $16.18                $34.79          $41.10              $26.15

     Ratio of Earnings To Fixed Charges (a)(b)(c)(d):            9.3                  33.1            21.3                37.2

     Book Value Per Common Share                        $     167.12          $     145.85    $     157.34        $     117.36


----------------------
Notes to Summary Historical Consolidated Financial Information

(a) Net income for the thirty-nine weeks ended September 27, 1998 included approximately $194.4 million from non-recurring gain transactions (representing approximately $308.5 million of pre-tax income included in "Other income, net"), including the disposition of the Company's investment interests in Cowles Media Company and Junglee Corporation and the sale of 14 small cable television systems. Excluding these gains, the ratio of earnings to fixed charges would have been 14.0.

(b) Net income for the fiscal year ended January 3, 1999 included approximately $194.4 million from non-recurring gain transactions (representing approximately $308.5 million of pre-tax income included in "Other income, net"), including the disposition of the Company's investment interest in Cowles Media Company and Junglee Corporation and the sale of 14 small cable television systems. Excluding these gains, the ratio of earnings to fixed charges would have been 11.7.

(c) Net income for the fiscal year ended December 28, 1997 included non-recurring gains of approximately $44.5 million (representing approximately $71.1 million of pre-tax income included in "Other income, net") from the sale of the assets of the Company's PASS regional cable sports network and the Company's investment interest in Bear Island Paper Company, L.P. and Bear Island Timberland Company, L.P. Excluding these gains, the ratio of earnings to fixed charges would have been 31.5.

(d) The ratio of earnings to fixed charges has been computed by dividing "earnings available for fixed charges" by "fixed charges." For purposes of computing this ratio, "earnings available for fixed charges" principally consists of (i) income before taxes, the cumulative effect of changes in accounting principles, and equity in earnings of unconsolidated subsidiaries, plus (ii) "fixed charges" (excluding capitalized interest). "Fixed charges" principally consists of interest expense and the portion of rental expense that is representing of the interest factor (deemed by the Company to be one-third).



           PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED). The following unaudited pro forma financial information sets forth the pro forma effects on the historical financial results of the Company of the Offer assuming 500,000 Shares are purchased in the Offer for $575 per Share, net to the seller in cash, or an aggregate cost to the Company of approximately $288 million including estimated related fees and expenses of $325,000.

           The consolidated pro forma balance sheet information as of October 3, 1999 and January 3, 1999 assumes that the repurchase of Shares by the Company pursuant to the Offer had occurred as of October 3, 1999 and January 3,1999, respectively. The consolidated pro forma income statement information for the periods ended October 3, 1999 and January 3, 1999 assumes that the repurchase of Shares by the Company pursuant to the Offer had occurred as of January 4, 1999 and December 29, 1997, respectively. See "Notes to Pro Forma Financial Information" in this Section 9 below.

           The estimated financial effects of the repurchase of Shares by the Company pursuant to the Offer presented in the pro forma financial information are not necessarily indicative of either the Company's financial position or the results of its operations which would have been obtained had the transactions described above actually occurred on the dates described above, nor are they necessarily indicative of the results of future operations. The pro forma financial information should be read in conjunction with the Form 10-K and the Form 10-Q.

                          THE WASHINGTON POST COMPANY
                PRO FORMA CONSOLIDATED BALANCE SHEET INFORMATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           OCTOBER 3, 1999
                                          ----------------------------------------------------
                                            ACTUAL          ADJUSTMENTS(a)          PRO FORMA
                                          -----------       --------------         -----------

 Current assets                           $   379,093                              $   379,093
 Property, plant and equipment, net           849,521                                  849,521
 Total assets                               2,841,952                                2,841,952
 Current liabilities                          415,810        $    287,500              703,310
 Total debt                                   463,047             287,500              750,547
 Total liabilities                          1,151,359             287,500            1,438,859
 Redeemable preferred stock                    11,873                                   11,873
 Common shareholders' equity              $ 1,678,720        $   (287,500)         $ 1,391,220

 Book value per share                     $    167.12                              $    145.75
 Class A and Class B shares outstanding        10,045                                    9,545

                                                                 JANUARY 3, 1999
                                          --------------------------------------------------------
                                                ACTUAL           ADJUSTMENTS(a)       PRO FORMA
                                          ---------------        --------------      -------------

 Current assets                             $     404,878                            $     404,878
 Property, plant and equipment, net               841,062                                  841,062
 Total assets                                   2,729,661                                2,729,661
 Current liabilities                              389,079          $    287,500            676,579
 Total debt                                       453,362               287,500            740,862
 Total liabilities                              1,129,685               287,500          1,417,185
 Redeemable preferred stock                        11,873                                   11,873
 Common shareholders' equity                $   1,588,103          $   (287,500)     $   1,300,603

 Book value per share                       $      157.34                             $     135.57
 Class A and Class B shares outstanding            10,093                                    9,593


                          THE WASHINGTON POST COMPANY
              PRO FORMA CONSOLIDATED INCOME STATEMENT INFORMATION
 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND RATIO OF EARNINGS TO FIXED CHARGES)

                                                   NINE MONTHS ENDED OCTOBER 3, 1999
                                         ------------------------------------------------------
                                              ACTUAL       ADJUSTMENTS(a)          PRO FORMA
                                         -------------     --------------         -------------
 Operating revenues                       $ 1,617,171                              $ 1,617,171
 Operating expenses                        (1,346,855)                              (1,346,855)
                                         -------------     --------------         -------------
 Operating income                             270,316                                  270,316
 Equity in losses of affiliates                (1,839)                                  (1,839)
 Interest income                                  646                                      646
 Interest expense                             (18,728)       $   (12,938)              (31,666)
 Other income                                  23,893                                   23,893
                                         -------------     --------------         -------------
 Pre-tax income                               274,288            (12,938)              261,350
 Provision for income taxes                  (109,500)             5,072              (104,428)
                                         -------------     --------------         -------------
 Net income                                   164,788             (7,866)              156,922
 Redeemable preferred stock dividends            (950)                                    (950)
                                         -------------     --------------         -------------
 Net income available for common shares    $  163,838        $    (7,866)          $   155,972
                                         =============     ==============         =============
 Basic earnings per common share (b)       $    16.25                              $     16.27
 Diluted earnings per common share (b)     $    16.18                              $     16.20
 Ratio of earnings to fixed charges (c)           9.3                                      6.7

                                             FOR THE FISCAL YEAR ENDED JANUARY 3, 1999
                                         ------------------------------------------------------
                                           ACTUAL             ADJUSTMENTS(a)       PRO FORMA
                                         -------------     --------------         -------------
 Operating revenues                       $ 2,110,360                            $   2,110,360
 Operating expenses                        (1,731,463)                              (1,731,463)
                                         -------------       --------------     ---------------
 Operating income                             378,897                                  378,897
 Equity in losses of affiliates                (5,140)                                  (5,140)
 Interest income                                1,137                                    1,137
 Interest expense                             (11,538)         $   (17,250)            (28,788)
 Other income                                 304,703                                  304,703
                                         -------------       --------------     ---------------
 Pre-tax income                               668,059              (17,250)            650,809
 Provision for income taxes                  (250,800)               6,762            (244,038)
                                         -------------       --------------     ---------------
 Net income                                   417,259              (10,488)            406,771
 Redeemable preferred stock dividends            (956)                                    (956)
                                         -------------       --------------     ---------------
 Net income available for common shares   $   416,303          $   (10,488)       $    405,815
                                         =============       ==============     ===============
 Basic earnings per common share (b)      $     41.27                             $      42.33
 Diluted earnings per common share (b)    $     41.10                             $      42.15
 Ratio of earnings to fixed charges (c)          21.3                                     13.9

----------------------
Notes to Pro Forma Consolidated Financial Information (Unaudited)

The adjustments presented in the pro forma financial information reflect the following assumptions:

(a) The pro forma consolidated balance sheet and income statement information adjustments reflect the effect of borrowing the full purchase price of the 500,000 Shares at the average annual cost of borrowing of 6 percent; however, at currently prevailing market rates the Company estimates that the actual cost of borrowing would be lower.

(b) Pro forma basic earnings per share are based on the weighted average number of shares of common stock outstanding during each period, decreased by the 500,000 Shares assumed repurchased. Pro forma diluted earnings per share are based on the weighted average number of shares of common stock outstanding during each period, adjusted for the dilutive effect of shares issuable under the outstanding stock options and decreased by the 500,000 Shares assumed purchased.

(c) The pro forma ratio of fixed charges was computed using the same method as set forth in note (d) of the Notes to Summary Historical Consolidated
Financial Information appearing on page 16 hereof.   For the nine months ended
October 3, 1999, the Company's actual pre-tax income and fixed charges were adjusted for additional interest expense of $12,938,000. This adjustment reflects the assumption that the Company borrowed the full purchase price for the 500,000 Shares, at 6 percent annual interest, on January 4, 1999 (the first day of fiscal 1999) to effect the purchase of the Shares. For the fiscal year ended January 3, 1999, the Company's actual pre-tax income and fixed charges were adjusted for additional interest expense of $17,250,000. This adjustment reflects the assumption that the Company borrowed the full purchase price for the 500,000 Shares, at 6 percent annual interest, on December 29, 1997 (the first day of fiscal 1998) to effect the purchase of the Shares.

ADDITIONAL INFORMATION. The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith the Company files reports, proxy statements and other information with the Commission.
Additional information concerning the Company is set forth in such proxy statements, the Company's Annual Report on Form 10-K for the year ended January 3, 1999, the Company's Quarterly Report on Form 10-Q for the three and nine-month periods ended October 3, 1999. The Company has filed the Schedule 13E-4 with the Commission which includes certain additional information relating to the Offer. The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549. In addition, the Commission maintains a Website (http:/ / www.sec.gov) that also contains such reports, proxy statements and other information filed by the Company. Material filed by the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Company's Schedule 13E-4 will not be available at the Commission's regional offices.

10.  SOURCE AND AMOUNT OF FUNDS

If 500,000 Shares are purchased by the Company pursuant to the Offer at $575 per Share, net to the seller in cash, the aggregate cost to the Company, including all related fees and expenses of the Offer, will be approximately $288 million. The Company anticipates that it will fund the purchase of Shares pursuant to the Offer primarily through short term borrowings on a private placement basis. As of November 8, 1999, the Company had total debt outstanding of $447.9 million, including $50.3 million of such short term borrowings, at an average interest rate of 5.7 percent. The Company is authorized to borrow up to $500 million in short term borrowings under its existing short term borrowings program. Goldman Sachs acts as the Selling Agent for the Company's short term borrowings program. In lieu of the short term borrowings program, the Company may borrow on a revolving basis through March 17, 2003 under a $500 million Revolving Credit Agreement with Citibank, N.A., as Administrative Agent, Wachovia Bank, N.A., The Bank of New York, Crestar Bank, The First National Bank of Chicago, The First National Bank of Maryland, First Union National Bank, Mellon Bank, N.A. and Riggs Bank, N.A. Borrowings under this agreement bear interest at a rate based on the London interbank offered rate, Citibank's base rate, or a fixed rate as determined under the agreement. Under the terms of this agreement, the Company is required, among other covenants, to maintain at least $850,000,000 of consolidated shareholders' equity. The Company expects to repay borrowings under the short term borrowings program and the Revolving Credit Agreement out of anticipated cash flow.


11.  CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

Set forth below is a brief summary of the principal Federal income tax consequences of a sale of Shares pursuant to the Offer under the Internal Revenue Code of 1986, as amended to date (the "Code"). It is based upon the Code, Treasury regulations under the Code and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect.

GAIN OR LOSS RECOGNITION. A tendering shareholder generally will recognize taxable gain (or loss) upon the sale of Shares pursuant to the Offer equal to the difference between the amount of cash received by such shareholder pursuant to the Offer and such shareholder's tax basis in the Shares sold pursuant to the Offer. Such gain (or loss) will be capital gain (or loss), assuming that such Shares are held as a capital asset. Capital gains of individuals, estates and trusts generally are subject to a maximum Federal income tax rate of (i) 39.6% if, at the time the Company accepts the Shares for payment, the shareholder held the Shares for not more than one year, and (ii) 20% if the shareholder held such Shares for more than one year at such time. Capital gains of corporations generally are taxed at the Federal income tax rates applicable to corporate ordinary income.

Notwithstanding the foregoing, the amount of cash received by a tendering shareholder will be treated as a dividend taxable as ordinary income if the Offer does not result in (i) a complete termination of such shareholder's stock interest in the Company, (ii) a more than 20% decrease in such shareholder's ownership of Shares and other voting stock of the Company and in such shareholder's ownership of Shares and other common stock of the Company (whether voting or nonvoting) or (iii) a "meaningful reduction" in such shareholder's proportionate interest in the Company. There are no precise rules on what constitutes a "meaningful reduction" in a shareholder's proportionate interest, but the Internal Revenue Service has ruled that even a small reduction is meaningful where the stock owned by the shareholder prior to reduction represents a "minimal" interest in the corporation and the shareholder does not otherwise exercise any control over the affairs of the corporation. The extent to which a shareholder's proportionate interest is reduced will depend upon the extent to which other shareholders tender Shares in the Offer. In determining the extent to which a shareholder's ownership or proportionate interest is terminated or reduced, the shareholder must take into account any Shares or other stock of the Company owned by related persons that such shareholder is deemed to own under the constructive ownership rules of Sections 302(c) and 318 of the Code. Shareholders should be aware that their ability to satisfy any of the foregoing tests also may be affected by proration pursuant to the Offer. Therefore, a shareholder (other than an Odd Lot Holder who tenders all of his or her Shares at or below the Purchase Price and who does not constructively own any other Shares or other stock of the Company) can be given no assurance, even if he or she tenders all the shareholder's Shares, that the Company will purchase a sufficient number of such Shares to permit the shareholder to satisfy any of the foregoing tests.

In the case of a corporate shareholder, if the amount of cash received is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction under Section 243 of the Code. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate shareholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio stock". Generally, if a dividends-received deduction is available, the dividend will probably be treated as an "extraordinary dividend" under Section 1059(a) of the Code, in which case such corporate shareholder's tax basis in Shares retained by such shareholder (which would include the tax basis of the Shares sold in the Offer) would be reduced, but not below zero, by the amount of the portion of the dividend which is untaxed due to the dividends-received deduction. In general, any amount of the nontaxed portion of the dividend in excess of the shareholder's basis for the retained Shares would be currently taxable as gain from the sale of Shares.

BACKUP WITHHOLDING. Each tendering shareholder must provide certain information through the Letter of Transmittal to avoid the 31% Federal "backup withholding" tax on the gross proceeds payable pursuant to the Offer. See
Section 3.

FOREIGN SHAREHOLDER WITHHOLDING. Foreign shareholders should note that the 30% U.S. withholding tax generally applicable to corporate distributions should not apply to the proceeds payable pursuant to the Offer, unless such proceeds are treated as a dividend under the rules described in "Gain or Loss Recognition" above. (However, as indicated in the preceding paragraph, Federal backup withholding tax may be applicable.) For this purpose, a "foreign shareholder" is a beneficial owner of Shares that is not a "U.S. Holder". A U.S. Holder is a beneficial owner that is (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof,
(iii) an estate the income of which is subject to United States Federal income taxation regardless of the source of such income, (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. fiduciaries have authority to control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a U.S. person, or (v) a person or entity whose worldwide income and gain are otherwise subject to United States Federal income taxation on a net income basis.

STATE, LOCAL AND FOREIGN TAXES. The foregoing discussion relates only to Federal income tax consequences of the Offer. Shareholders should consult their own tax advisors regarding the possible state, local and foreign tax consequences of the Offer. Moreover, the foregoing discussion does not include special rules that may apply to some shareholders.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER IN VIEW OF THEIR OWN PARTICULAR CIRCUMSTANCES.

12.  TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

Based upon the Company's records and upon information provided to the Company by its directors and executive officers, neither the Company nor any of its subsidiaries nor, to the best of the Company's knowledge, any of the directors or officers of the Company, nor any associates of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof, except for the open market sales of an aggregate of 20,522 Shares by a trust in which two directors, Donald Graham and George J. Gillespie, III, act as trustees at prices ranging from $508.5213 to $538 between September 22, 1999 and October 4, 1999, an open market purchase on September 10, 1999 of 100 Shares by the wife of George W. Wilson, a director, at a price of $548.625, and a gift of 20 Shares on October 6, 1999 by Katharine Graham, a director.

Except as set forth in this Offer to Purchase, neither the Company nor, to the best of the Company's knowledge, any of its directors or officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Mr. Donald R. Keough, a member of the Board of the Company is Chairman of Allen & Company, which is serving as Dealer Manager for the Offer. In connection with the Offer the Company and Allen & Company have entered into a Dealer Manager Agreement dated November 10, 1999. See Section 16.

Donald E. Graham and Katharine Graham, Chairman of the Board and Chairman of the Executive Committee of the Board, respectively, together control the vote of an aggregate of 60.2% of the Company's Class A Common Stock (which is entitled to elect 70% of the Company's Board) and own 463,740 Shares in the aggregate. Mr. Graham and Mrs. Graham have each informed the Company that neither of them intends to tender any Shares pursuant to the Offer. Mr. Alan Spoon, President and Chief Operating Officer of the Company, who owns 7,866 Shares, has advised the Company that he intends to exercise two options granted in 1991 and expiring in 2001, covering an aggregate of 60,000 Shares with exercise prices of $222 and $318.50, and he then intends to sell a portion of such Shares in open market transactions to pay for the exercise price and related withholding taxes; he has also advised the Company that he may tender option Shares pursuant to the Offer. Mr. John Morse, Jr., Vice President--Finance and Chief Financial Officer of the Company, who owns 1,365 Shares, has advised the Company that he intends to exercise an option granted in 1990 and expiring in 2000, covering 1,500 Shares with an exercise price of $205.50, and he then intends to sell a portion of such Shares in open market transactions to pay for the exercise price and related withholding taxes; he has also advised the Company that he may tender option Shares pursuant to the Offer. The other two executive officers of the Company, who collectively own 4,466 Shares have advised the Company that they may be exercising stock options covering 2,000 Shares and tendering option Shares pursuant to the Offer. The Company's other directors have advised the Company that they do not intend to tender any Shares owned by them pursuant to the Offer. In addition, the Company has also been advised that Shares held by certain trusts of which certain directors are trustees may be tendered pursuant to the Offer, including Shares held by certain Graham family trusts and Shares owned by the Philip L. Graham Fund, a charitable trust.

13.  CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS

The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company intends to make all required filings under the Exchange Act. The Company's obligation under the Offer to accept Shares for payment is subject to certain conditions. See
Section 6.

14.  401(k) SAVINGS PLANS.

See Section 3. 401(k) Savings Plans participants should receive a 401(k) Savings Plans Tender Offer Instruction Form in the materials sent to them on
behalf of the trustee.   401(k) Savings Plans participants who wish to have the
trustee tender any percentage of or all Shares allocable to their respective accounts ("401(k) Savings Plans Shares") should so indicate by completing, executing and returning a 401(k) Savings Plans Tender Offer Instruction Form to the trustee. 401(k) Savings Plans participants may not use the Letter of Transmittal to direct the trustee to tender the 401(k) Savings Plans Shares allocable to their respective accounts, but must use the 401(k) Savings Plans Tender Offer Instruction Form. Under ERISA, the trustee may be obligated to take action and make an independent decision irrespective of directions given by participants. Accordingly, although instructions from participants are being solicited for the trustee's information and will be given due consideration by it, the trustee is not bound under ERISA by such instructions and thus may tender Shares or may not tender Shares, as the case may be, contrary to such designations. 401(k) Savings Plans participants should note that proceeds of Shares tendered by 401(k) Savings Plans participants will be paid directly to the trustee for crediting to 401(k) Savings Plans participant accounts in the money market fund unless and until 401(k) participants give directions to the trustee to transfer such proceeds to another fund within the 401(k) Savings Plans. 401(k) SAVINGS PLANS PARTICIPANTS ARE URGED TO READ THE 401(k) SAVINGS PLANS TENDER OFFER INSTRUCTION FORM AND RELATED MATERIALS CAREFULLY.

NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION AS TO WHETHER ANY PARTICIPANT IN THE 401(k) SAVINGS PLANS SHOULD TENDER ANY OF OR ALL THE SHARES ALLOCABLE TO THEIR RESPECTIVE 401(k) SAVINGS PLANS ACCOUNTS PURSUANT TO THE OFFER. EACH PARTICIPANT IN THE 401(k) SAVINGS PLANS MUST MAKE SUCH PARTICIPANT'S OWN DECISION WHETHER TO TENDER ANY PORTION OF THE SHARES ALLOCABLE TO THEIR 401(k) SAVINGS PLANS ACCOUNT, AND, IF SO, WHAT PERCENTAGE.

15.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

The Company expressly reserves the right, in its sole discretion, at any time or from time to time and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Section 4. The Company also expressly reserves the right, in its sole discretion, to withdraw or terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of such withdrawal, termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to owners of Shares or by increasing or decreasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time or from time to time effected by public announcement thereof. Such announcement, in the case of an extension, shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any disclosure of a material change in the information published, sent or given to shareholders will be disseminated promptly to shareholders in a manner reasonably calculated to inform shareholders of such change to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. Without limiting the manner in which the Company may choose to make a public announcement pursuant to or concerning the Offer, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will extend the Offer to the extent required by applicable rules or regulations promulgated under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances then existing, including the relative materiality of the changed terms or information. If (a) the Company (i) increases or decreases the price at which Shares may be tendered or the Dealer Manager's soliciting fee, (ii) increases the number of Shares being sought and such increase exceeds 2% of the outstanding Shares or (iii) decreases the number of Shares being sought, and
(b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such ten business day period.

16.  FEES AND EXPENSES

Allen & Company Incorporated ("Allen & Company") has been retained by the Company to act as Dealer Manager in connection with the Offer. Allen & Company will receive a fee of $125,000 for its services as Dealer Manager. The Company has also agreed to reimburse Allen & Company for certain reasonable out-of-pocket expenses incurred in connection with the Offer, including fees and disbursements of counsel, and to indemnify Allen & Company against certain liabilities, including certain liabilities under the Federal securities laws. Allen & Company has rendered various investment banking and other advisory services to the Company in the past, for which it has received customary compensation, and may continue to render similar services to the Company in the future.

Corporate Investor Communications, Inc. ("CIC") has been retained by the Company as Information Agent in connection with the Offer. The Information Agent and the Dealer Manager will assist shareholders who request assistance in connection with the Offer. The Information Agent and the Dealer Manager may contact holders of Shares by mail, telephone, telex, telegraph, fax and personal interviews and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners for which they act as nominees. CIC will receive reasonable and customary compensation for its services in connection with the Offer and will be reimbursed for reasonable expenses, including the reasonable fees and expenses of counsel. The Company has agreed to indemnify CIC against certain liabilities, which could occur in connection with the Offer, including certain liabilities under the Federal securities laws. CIC has not been retained to, or authorized to, make solicitations or recommendations in connection with the Offer in its role as Information Agent.

The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person (other than Allen & Company) for soliciting Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as an agent for the Company for the purpose of the Offer. The Company will not pay (or cause to be paid) any stock transfer taxes on its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.


17.  MISCELLANEOUS

The Offer is not being made to, nor will the Company accept tenders from or on behalf of, owners of Shares in any jurisdiction in which the making of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. The Company is not aware of any jurisdiction where the making of the Offer or the tender of Shares would not be in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the tender of Shares is not in compliance with any applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

In any jurisdiction where the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on our behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Pursuant to Rule 13e-4 promulgated under the Securities Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement of
Schedule 13E-4 which contains additional information with respect to the Offer. The Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning the Company.

No person has been authorized to give any information or make any representation on behalf of the Company or the Dealer Manager in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, such information or representation must not be relied upon as having been authorized by the Company or the Dealer Manager.

                                                     THE WASHINGTON POST COMPANY

November 10, 1999

Facsimile copies of the Letter of Transmittal, properly completed, duly executed and manually signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

THE DEPOSITARY FOR THE OFFER IS:


                   FIRST CHICAGO TRUST COMPANY OF NEW YORK,
                           A DIVISION OF EQUISERVE

     BY MAIL:                          BY HAND:                          BY OVERNIGHT
                                                                            COURIER:
  First Chicago               First Chicago Trust Company
 Trust Company of                     of New York                     First Chicago Trust
     New York                   c/o Securities Transfer               Company of New York
Corporate Actions               Reporting Services, Inc.               Corporate Actions
    Suite 4660                   Attention:  Corporate                    Suite 4680
  P.O. Box 2569                         Actions                      14 Wall Street - 8th
 Jersey City, NJ                 100 Williams Street,                        Floor
    07303-2569                          Galleria                      New York, NY 10005
                                  New York, NY 10038


Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.



                    THE INFORMATION AGENT FOR THE OFFER IS:

                    CORPORATE INVESTOR COMMUNICATIONS, INC.
                               111 Commerce Road
                            Carlstadt, NJ 07072-2586
                         (201) 896-1900  (for inquiries
                 from broker, dealers, banks, trust companies)
                    (877) 842-2408 (for all other inquiries)

                      THE DEALER MANAGER FOR THE OFFER IS:

                             [ALLEN & COMPANY LOGO]
                                711 Fifth Avenue
                            New York, New York 10022
                                 (212) 832-8000
                                 (call collect)





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